SCM Trust 485BPOS

Exhibit 99.(h)(3)

August 16, 2021

To: Trustees of Shelton Funds and SCM Trust

From: Greg Pusch, CCO

Re: Joint Compliance Program Staffing and Funding

Background

Four years ago at your August 2017 Board meeting, the Trustees agreed to a proposal that the Trusts pay two-thirds of the then $XXX base compliance budget of the joint compliance program, or $XXX.

The rationale for this arrangement was outlined in my memorandum to you dated August 12, 2017, which is included as an exhibit to this memorandum. Without repeating that discussion, there were two key circumstances which continue to apply today:

●	The responsibilities of the compliance function are in no way duplicative of the functions for which Shelton Capital Management (“SCM”) is already responsible as Administrator of the Trusts.

●	The regulatory effort required for the Funds remains disproportionately higher even than their relative AUM compared to the SMA business. This is due to the number and complexity of applicable rules/regulatory expectations under the Investment Company Act; the more stringent advertising and other requirements imposed by FINRA, including filing requirements, for these products; and the increased time required for support of governance and oversight, for example in relation to for Board meetings.

At the same time, other circumstances have changed. In particular:

●	The size and relative assets of the Funds vs. the SMA business. As of July 21, 2017, the assets were $1.3B in the Funds vs. $614M in SMA accounts (approximately a 68:32 ratio). Currently, as of August 10, 2021, those numbers are $3.2B vs. $727M (approximately an 81:19 ratio).

●	The increased complexity of the Shelton family of Funds, including the use of a new sub-advisor (ICON Advisers, Inc.) for seven of the Funds, and the increase in the number of Funds to 20.

●	The costs of the joint compliance program. In 2017 the “base compliance budget” of $XXX used for this purpose reflected the base compensation[1] of a joint Trust/Advisor CCO and the addition of one compliance officer. The costs of these personnel has increased commensurate with market expectations and demonstrated experience and performance. Currently the base compliance budget for the CCO alone is $XXX.

1 The base compensation budget does not include any benefits, bonus or long-term incentive compensation, all of which – to the extent applicable – will continue to be paid by SCM. So effectively the percentage of total compensation paid by the Trusts would be less than the agreed ratio. Separate and apart from this proposal, the Trustees, including a majority of the independent Trustees, will continue to approve the total compensation of the Trusts’ CCO as required by Rule 38a-1 under the Investment Company Act of 1940, as amended.

Recommendations

SCM and I believe it to be fair and appropriate that the Board agree in these circumstances that the Trusts pay two-thirds of the current cost of the base compliance budget for the CCO. Although the ratio of Fund to SMA assets has grown from about two-thirds to 80 percent, we feel two-thirds remains a fair ratio using this revised methodology where the support from the Funds relates only to the CCO, who in this case as you are aware is not just the CCO of the Funds and SCM, but also the General Counsel of SCM and RFS Partners, LP. We note that the total compensation of the CCO which has been discussed separately with you is higher than $500,000 and this difference can in part be attributed to his separate legal role.

If approved this would represent an increase of $XXX from $XXX to $XXX That increase seems reasonable given the amount of time that has passed since last reviewed and the circumstances summarized above.

SCM has calculated that an asset based pro rata allocation of this increased amount across the Funds still would not be material, with the change in each Fund’s share value being less than $.01 per share. As is currently the case, the expense would be excepted out of any Fund expense limits and would be allocated pro rata by net assets across the Funds.

I look forward to discussing this proposal with you and answering any questions.